Pale Blue Earth, Inc. (the "Company") a Delaware Corporation

Financial Statements (Unaudited)

For the years ended December 31, 2024 and 2023

<p style="text-align:center">Pale Blue Earth, Inc.
Balance Sheet (Unaudited)
As of December 31, 2024 and 2023</p>

Balance Sheet	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$243,567	$121,858
Accounts receivable	$400,204	$186,254
Inventory	$1,577,729	$1,242,441
Prepaid expenses and other assets	$174,665	$99,426
Total current assets	**$2,396,165**	**$1,649,979**
Property and equipment - net	$21,708	$27,208
Total assets	**$2,417,873**	**$1,677,187**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$548,844	$644,360
Accrued expenses	$548,021	$370,790
Short term Loans Payable	$235,276	$151,949
Total current liabilities	**$1,332,141**	**$1,167,099**
Convertible notes and accrued interest	$4,499,722	$2,985,343
Total liabilities	**$5,831,863**	**$4,152,442**
Stockholders' Equity:		
Total value of common stock issued	$105	$97
Additional paid-in capital	$90,009	$69,181
Accumulative deficit	-$3,504,104	-$2,544,533
Total stockholders' equity:	**-$3,413,990**	**-$2,475,255**
Total liabilities and stockholders' equity:	**$2,417,873**	**$1,677,187**

Pale Blue Earth, Inc.
Income Statement (Unaudited)
For the years ended December 31, 2024 and 2023

Income Statement	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenue - net	$5,381,112	$3,269,452
Cost of revenue	$1,729,871	$1,252,910
Gross profit <loss>	**$3,651,241**	**$2,016,542**
Operating expenses	$4,946,258	$3,185,510
Operating profit <loss>	**-$1,295,017**	**-$1,168,968**
Other income <expense>	-$335,446	-$153,877
Net profit <loss>	**-$959,571**	**-$1,015,091**

Pale Blue Earth, Inc.
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2024 and 2023

Statement of Cash Flows	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities	-$1,475,997	-$1,327,113
Cash flows from financing activities	$1,597,706	$1,050,237
Cash flows from investing activities		
Cash at beginning of period	$121,858	$398,734
Net increase/decrease in cash	**$121,709**	**-$276,876**
Cash at the end of period	**$243,567**	**$121,858**

Pale Blue Earth, Inc.
Statement of Changes in Equity (Unaudited)
For the years ended December 31, 2024 and 2023

Statement of Changes in Equity	Year Ended December 31, 2024	Year Ended December 31, 2023
Opening Balance	-$2,475,255	-$1,480,992
Net profit/loss	-$959,571	-$1,015,091
Stock Issued	$8	$0
Ending Balance	-$3,413,990	-$2,475,255

Pale Blue Earth, Inc.
Notes to the Financial Statements
(Unaudited)
For the years ended December 31, 2023 and 2024

1. ORGANIZATION AND PURPOSE

Pale Blue Earth, Inc. (the "Company") is a corporation organized on August[1] 21, 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

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3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.